SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ____________________________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ViewRay, Inc.

(Name of Issuer)

Common Stock, par value US$0.01 per share

(Title of Class of Securities)

92672L107

(CUSIP Number)

SZE Mei Ming

Fosun International Limited

Room 808, ICBC Tower

3 Garden Road, Central

Hong Kong

(852) 2509 3228

With a copy to:

Gregory Wang

Reed Smith Richards Butler

20/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 2507 9869

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672L107

1	NAME OF REPORTING PERSONS Fosun International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 2,813,834
	8	SHARED VOTING POWER 22,423,782
	9	SOLE DISPOSITIVE POWER 2,813,834
	10	SHARED DISPOSITIVE POWER 22,423,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,237,616(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Number of shares is number of shares of common stock, par value US$0.01 per share (the “Common Stock”), of ViewRay, Inc. (the “Issuer”), which includes (i) 2,813,834 shares of Common Stock held by Fosun International Limited, (ii) 19,408,222 shares of Common Stock and warrants exercisable within 60 days for 1,418,116 shares of Common Stock held by Strong Influence Limited, an indirectly wholly-owned subsidiary of Fosun International Limited, and (iii) 1,597,444 shares of Common Stock held by Fosun Atlas Capital SICAV RAIF S.C.S., a fund managed by an indirectly wholly-owned subsidiary of Fosun International Limited.

(2)	This percentage is calculated based on 147,188,305 shares of Common Stock of the Issuer outstanding after the Issuer’s public offering, as reported in the Issuer’s prospectus supplement filed on December 5, 2019, after giving effect to the completion of the Issuer’s public offering and the full exercise of the underwriters’ over-allotment option, as described therein and in the Form 8-K filed on December 6, 2019, plus warrants exercisable within 60 days for 1,418,116 shares of Common Stock of the Issuer.

CUSIP No. 92672L107

1	NAME OF REPORTING PERSONS Strong Influence Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,826,338
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,826,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,826,338(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Number of shares is number of shares of Common Stock of the Issuer, which includes 19,408,222 shares of Common Stock and warrants exercisable within 60 days for 1,418,116 shares of Common Stock of the Issuer.

(2)	This percentage is calculated based on 147,188,305 shares of Common Stock of the Issuer outstanding after the Issuer’s public offering, as reported in the Issuer’s prospectus supplement filed on December 5, 2019, after giving effect to the completion of the Issuer’s public offering and the full exercise of the underwriters’ over-allotment option, as described therein and in the Form 8-K filed on December 6, 2019, plus warrants exercisable within 60 days for 1,418,116 shares of Common Stock of the Issuer.

This Amendment No. 1 to statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2019 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), and is being filed on behalf of the Reporting Persons in respect of the Common Stock of the Issuer.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate purchase price for all Common Stock and warrants reported on this Schedule 13D was approximately US$147 million, which was provided from internal cash resources.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 6, 2019, the Issuer completed its underwritten public offering (the “2019 Offering”) of 47,782,500 shares of Common Stock, which included the full exercise of the underwriters’ option to purchase additional shares, at the public offering price of US$3.13 per share. In connection with the 2019 Offering, Strong Influence and Fosun Atlas Capital SICAV RAIF S.C.S., a fund managed by an indirectly wholly-owned subsidiary of Fosun International, purchased 5,750,798 and 1,597,444 shares of Common Stock, respectively, at the public offering price of US$3.13 per share.

Prior to the 2019 Offering, on November 30, 2019, Strong Influence entered into an equity commitment agreement (the “Equity Commitment Agreement”) with the Issuer. Pursuant to the Equity Commitment Agreement, Strong Influence agreed to purchase or to cause an affiliate to purchase shares of Common Stock by participating in the 2019 Offering at the public offering price representing the lower of (x) the number of shares such that it maintains its current beneficial ownership percentage of shares after giving effect to the closing of the 2019 Offering and (y) a number of shares having an aggregate purchase price of US$13.0 million.

In connection with the 2019 Offering, on December 1, 2019, each of Fosun International, Strong Influence and Dr. Xie delivered a lock-up letter (each, a “Lock-Up Letter”, and collectively, the “Lock-Up Letters”) to Piper Jaffray & Co. (“Piper Jaffray”). Pursuant to the Lock-Up Letters, each of Fosun International, Strong Influence and Dr. Xie agreed that during the period commencing on the date of the Lock-Up Letters and ending 90 days after the date of the final prospectus supplement (the “Restricted Period”) relating to the 2019 Offering, except with the prior written consent of Piper Jaffray on behalf of the underwriters and subject to certain exceptions, it would not, and would not publicly disclose an intention to, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by Fosun International, Strong Influence or Dr. Xie (as the case may be) or any other securities so owned convertible into or exercisable or exchangeable for Common Stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

The descriptions of the Equity Commitment Agreement and the Lock-Up Letters in this Item 4 are qualified in their entirety by reference to the complete text of the Equity Commitment Agreement and the form of Lock-Up Letter which have been filed as Exhibit 99.5 and Exhibit 99.6 hereto, and which are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Stock that are beneficially owned by each Reporting Person as of December 10, 2019.

See Schedule A for the aggregate number and percentage of Common Stock that are beneficially owned by the persons named in Schedule A as of December 10, 2019.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock that are beneficially owned by each Reporting Person as of December 10, 2019 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

See Schedule A for the number of Common Stock that are beneficially owned by the persons named in Schedule A as of December 10, 2019 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as disclosed in Item 4 and Schedule A, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A has effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT 99.1	Joint Filing Agreement, dated November 3, 2017, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to the Common Stock of the Issuer filed by the Reporting Persons with the SEC on November 3, 2017)

EXHIBIT 99.2	2017 Securities Purchase Agreement dated October 23, 2017 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on October 25, 2017)

EXHIBIT 99.3	2018 Securities Purchase Agreement dated March 5, 2018 (incorporated by reference to Exhibit 10.40 to the Form 10-K filed by the Issuer with the SEC on March 12, 2018)

EXHIBIT 99.4	Warrant dated March 5, 2018 (incorporated by reference to Exhibit 10.42 to the Form 10-K filed by the Issuer with the SEC on March 12, 2018)

EXHIBIT 99.5	Equity Commitment Agreement dated November 30, 2019

EXHIBIT 99.6	Form of Lock-Up Letter (incorporated by reference to Exhibit A to Exhibit 1.1 to the Form 8-K filed by the Issuer with the SEC on December 6, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2019

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

STRONG INFLUENCE LIMITED

By:	/s/ XIE Yili Kevin
XIE Yili Kevin
Director

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH REPORTING PERSON, PERSONS CONTROLLING ANY REPORTING PERSON AND EXECUTIVE OFFICERS AND DIRECTORS OF PERSONS IN CONTROL OF ANY REPORTING PERSON

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

Fosun International Limited

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
GUO Guangchang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Chairman of Fosun International	Hong Kong
WANG Qunbin	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Chief Executive Officer of Fosun International	Hong Kong
CHEN Qiyu	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-President of Fosun International	China
XU Xiaoliang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-President of Fosun International	China
QIN Xuetang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Senior Vice President of Fosun International	China
WANG Can	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director, Senior Vice President and Chief Growth Officer of Fosun International	China
GONG Ping	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Senior Vice President of Fosun International	China
ZHANG Shengman	N/A	Independent Non-executive Director of Fosun International	Hong Kong
ZHANG Huaqiao	N/A	Independent Non-executive Director of Fosun International	Hong Kong
David T. ZHANG	26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong	Independent Non-executive Director of Fosun International	Hong Kong
YANG Chao	N/A	Independent Non-executive Director of Fosun International	China
LEE Kai-Fu	10/F, Dinghao Tower Block A, No. 3 Haidian Street, Haidian District, Beijing, China	Independent Non-executive Director of Fosun International	Republic of China

Fosun Health Holdings Limited

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
CHEN Qiyu	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Director of Fosun Health Holdings Limited	China
LAW Tsz Kwan Iris	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Director of Fosun Health Holdings Limited	Hong Kong
LUI Man Yi	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Director of Fosun Health Holdings Limited	Hong Kong

Fosun Health Holdings Limited (“Fosun Health”) is a directly wholly-owned subsidiary of Fosun International as of December 10, 2019. Fosun Health is a company organized under the laws of Hong Kong. The address of the principal business office of Fosun Health is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. Fosun Health is principally engaged in investment holding.

Strong Influence Limited

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
XIE Yili Kevin	28 Liberty St, New York, NY 10005, United States of America	Director of Strong Influence	United States of America

Strong Influence is a directly wholly-owned subsidiary of Fosun Health as of December 10, 2019.

On November 1, 2019, Dr. Xie, in his capacity as a director of the Issuer, was granted by the Issuer (i) an option to purchase 62,500 shares of Common Stock of the Issuer, and (ii) restricted stock units (the “RSUs”) that entitle him to receive 72,767 shares of Common Stock of the Issuer upon vesting. 1/36th of the shares of Common Stock subject to the option shall vest and become exercisable on each monthly anniversary measured from November 1, 2019 (the “Vesting Commencement Date”), such that 100% of the shares of Common Stock subject to the option will be fully vested on the third anniversary of the Vesting Commencement Date, subject to Dr. Xie remaining a service provider of the Issuer through each such vesting date. All of the RSUs shall vest on January 2, 2020, subject to Dr. Xie remaining a service provider of the Issuer through such date.

As of December 10, 2019, Dr. Xie may be deemed to have beneficial ownership of 77,975 shares of Common Stock, which include (i) 5,208 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days, and (ii) 72,767 shares of Common Stock issuable pursuant to RSUs scheduled to vest within 60 days. All such shares of Common Stock represent beneficial ownership of approximately 0.1% of the outstanding Common Stock, based on 147,188,305 shares of Common Stock of the Issuer outstanding after the Issuer’s public offering, as reported in the Issuer’s prospectus supplement filed on December 5, 2019, after giving effect to the completion of the Issuer’s public offering and the full exercise of the underwriters’ over-allotment option, as described therein and in the Form 8-K filed on December 6, 2019, plus (i) 5,208 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days, and (ii) 72,767 shares of Common Stock issuable pursuant to RSUs scheduled to vest within 60 days.

Dr. Xie has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 77,975 shares of Common Stock.

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